VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brad Skinner and Wei Lu

Re:	China Eastern Airlines Corporation Limited
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 28, 2021
File No. 001-14550

September 30, 2021

Ladies and Gentlemen,

On behalf of our client, China Eastern Airlines Corporation Limited (the “Company”), we are submitting this extension letter. The Company confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 17, 2021 (the “Comment Letter”), containing the Staff’s comment on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020. Due to the additional time required to address some of the issues in responding to the comment, the Company respectfully requests an extension of the deadline for its response. The Company expects to provide its response to the Comment Letter no later than October 15, 2021.

If you have any questions, please contact the Company’s U.S. counsel, Ms. Shanshan Xu of Baker & McKenzie, by phone at + 86 21 6105 8576 (office) or by email at Shanshan.Xu@bakermckenzie.com.

Yours very truly,

/s/ Shanshan Xu
Shanshan Xu

cc:	Qimin Zhou
Chief Financial Officer
China Eastern Airlines Corporation Limited